                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of October 2001
                                           ------------

                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                 Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                    ----------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                             Form 20-F  X  Form 40-F
                                       ---           ----

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes     No  X
                                    ---    ---

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

                                [PGS LETTERHEAD]


                                                                EARNINGS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                     OCTOBER 24, 2001
SAM R. MORROW, SVP Finance & Treasurer
PHONE:  +1-281-589-7935
DAG W. REYNOLDS, Director European IR
PHONE:  +47 67 52 64 00

                         PETROLEUM GEO-SERVICES ACHIEVES
                  RECORD REVENUE WITH STRONG GEOPHYSICAL GROWTH

FINANCIAL HIGHLIGHTS

         o Third quarter diluted earnings per share (before unusual items) is $0.16, compared to $0.17 for the 2000 third quarter and $0.10 for the 2001 second quarter

         o Diluted earnings per share (before unusual items) is $0.38 for the nine months ended September 30, 2001, compared to $0.37 for the nine months ended September 30, 2000

         o Third quarter revenue increases by 17% over the 2000 third quarter and by 13% over the 2001 second quarter; revenue for the nine months ended September 30, 2001 increases by 9% over the prior year

         o Third quarter Geophysical Operations revenue increases by 38% over the 2000 third quarter and by 15% over the 2001 second quarter; third quarter Geophysical Operations revenue of $168.4 million is at the highest quarterly level since inception

         o Third quarter multi-client pre-funding revenue is reduced as new multi-client investment programs are curtailed in response to an improved contract market

         o Third quarter Production Operations revenue increases by 10% over the 2001 second quarter and decreases by 3% from the 2000 third quarter

         o Third quarter operating profit (before unusual items) increases by 72% and 26% over the 2001 first and second quarters, respectively, and decreases by 13% from the 2000 third quarter

OPERATING HIGHLIGHTS

         o PGS enters final negotiation stages with China National Chemicals Import and Export Corporation (Sinochem) for the sale of Atlantis

         o PGS completes the industry's largest high-density, single-source 3D seismic contract, using the Ramform Victory to deploy a record-breaking, 16-streamer configuration (4,500 meter length per streamer) and complete acquisition over a period of time (4 months) that previously could only be achieved in the traditional, dual-source mode

         o PGS finalizes a three-year agreement with IBM that can double its current data processing capability, yielding more than one teraflop of additional, high-performance capacity - the agreement allows PGS to draw the additional capacity as and when needed

         o Petrojarl Foinaven achieves a new daily production milestone of 132,000 barrels - this achievement was made possible by the newly-completed capacity upgrade, which has increased the Petrojarl Foinaven's maximum daily liquid throughput to 180,000 barrels

         o Petrojarl I begins production on the Glitne field, with expected initial peak production of 38,000-40,000 barrels of oil per day - this contract is the Petrojarl I's tenth consecutive North Sea contract and PGS' first life-of-field contract in Norwegian waters

         o Ramform Banff continues to operate with less than 1% downtime since returning to the Banff field in March 2001

         HOUSTON, TEXAS; OSLO, NORWAY; OCTOBER 24, 2001:-- Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) reported today third quarter revenue of $290.0 million, which was 17% greater than third quarter 2000 revenue. PGS' revenue mix between Geophysical Operations and Production Operations for the 2001 third quarter was 58% and 42%, respectively, compared to 49% and 51%, respectively, for the 2000 third quarter. The shift in the revenue mix resulted from an improved contract seismic market and the temporary reduction in FPSO operations as PGS has undertaken significant FPSO upgrades during 2001. Compared to the 2001 second quarter, revenue for the 2001 third quarter increased by 13%.

         For the nine months ended September 30, 2001, revenue of $757.1 million was 9% greater than revenue for the comparable prior year period. PGS' revenue mix of Geophysical Operations and Production Operations for the nine months ended September 30, 2001 was 57% and 43%, respectively; the revenue mix for the comparable prior year period was 50% and 50%. As discussed above, the 2001 year-to-date revenue mix resulted from the improved contract seismic market and the planned, temporary reductions in PGS' production capabilities.

         Third quarter operating profit (before unusual items) was $43.9 million, which was 13% lower than operating profit for the 2000 third quarter due to the temporary reduction in FPSO operations. However, compared to the 2001 first and second quarters, this third quarter profit was increased by 72% and 26%, respectively. Third quarter operating profit margin (before unusual items) was 15%; although this margin was down from the 20% margin for the 2000 third quarter, it has steadily increased from 12% and 14% in the 2001 first and second quarters, respectively. These steadily improving operating profit statistics reflected the strengthening of the contract seismic market and the resumption of full FPSO production.

         For the nine months ended September 30, 2001, operating profit (before unusual items) of $104.3 million was 13% less than operating profit for the prior year period and carried a 14% margin, compared to a 17% operating profit margin for the nine months ended September 30, 2000. The lower level of 2001 operating profit (before unusual items) was primarily attributed to higher multi-client amortization rates and the temporary reduction in FPSO operations.

         Third quarter net income (before unusual items) was $16.4 million, compared to $17.3 million for the 2000 third quarter and $10.0 million for the 2001 second quarter. Third quarter diluted earnings per share (before unusual items) was $0.16, compared to $0.17 for the 2000 third quarter and $0.10 for the 2001 second quarter. Net income (before unusual items) for the nine months ended September 30, 2001 was $38.5 million, approximately equivalent to the $38.2 million of net income for the nine months ended September 30, 2000. Diluted earnings per share (before unusual items) for the nine months ended September 30, 2001 was $0.38, up 3% from the $0.37 of the prior year period.

         Reidar Michaelsen, Chairman of the Board and Chief Executive Officer, stated, "The 2001 third quarter represented a significant milestone for PGS, as we celebrated our ten-year anniversary. PGS began operations in the third quarter of 1991 and, despite some difficult times, in the third quarter of 2001 we have achieved the highest revenue level in our brief history. The revenue level achieved this quarter is also significant because it keeps PGS on track to exceed $1 billion in annual revenue for 2001. With all FPSO upgrade work completed and the assets back in full production, we expect to generate significant free cash flow from Production Operations going forward. Our Geophysical



--------------------------------------------------------------------------------

Operations maintains a solid backlog and - despite brief delays in completing a handful of data sales following the September 11th tragedy - the business appears to have returned to normal levels."

         Michaelsen went on to say, "As a PGS shareholder myself, I am very disappointed with our share price. The current value of PGS' shares indicates that the technology advantages and strong market positions that PGS has established in its two core businesses are not fully appreciated. Further, we believe that during 2001 we have dramatically improved our future prospects: we have reorganized our business; sold our data management business for a significant gain; progressed to final negotiations for the sale of Atlantis; captured a key share of the expanding international contract seismic market; restored the Ramform Banff to uptime performance of over 99%; completed capability upgrades to both the Petrojarl Foinaven and the Petrojarl I; and reduced outstanding debt levels despite the recent FPSO capital programs. These accomplishments - each significant in their own right - took a great deal of focus and effort, and it is my hope that in the near future these accomplishments will be better appreciated by the market. We will continue to work to improve the productivity, margins and free cash flows generated by our core businesses, and we will utilize these improvements to reduce our debt while remaining committed to the development of revolutionary technologies."

REVIEW OF GEOPHYSICAL OPERATIONS

         For the third quarter, Geophysical Operations revenue totaled $168.4 million, which was 38% and 15% greater than revenue for the 2000 third quarter and 2001 second quarter, respectively. The revenue increases over both comparable periods were attributable to contract seismic revenue (which increased by 116% between the third quarters of 2000 and 2001 and by 40% between the second and third quarters of 2001). Excluding data management revenue from the 2000 third quarter, Geophysical Operations revenue for the 2001 third quarter was 44% greater.

         Multi-client seismic revenue for the third quarter was $53.5 million, which was 14% less than revenue for both the 2000 third quarter and the 2001 second quarter. These revenue decreases reflected reduced levels of multi-client investment. Multi-client pre-funding revenue was lower due to reduced investment, although new multi-client projects carried higher pre-funding rates. Third quarter late sales were 45% greater than late sales for the 2000 third quarter, with sales from the North Sea and West African regions contributing the greatest increases. Late sales for the 2001 third quarter were 11% lower than 2001 second quarter sales, with most of the decrease attributable to data license postponements in the wake of the September 11th tragedy.

         Third quarter operating profit (before unusual items) from Geophysical Operations was $21.6 million, which was 32% and 47% greater than operating profit for the 2000 third quarter and 2001 second quarter, respectively. Third quarter Geophysical Operations operating profit margin (before unusual items) was 13%, consistent with 13% for the 2000 third quarter and improved from 10% for the 2001 second quarter.

         For the nine months ended September 30, 2001, Geophysical Operations revenue totaled $431.3 million, which was 24% greater than revenue for the prior year period due to increased contract seismic revenue (increased by 76%). Excluding data management revenue from the prior year, Geophysical Operations revenue for the nine months ended September 30, 2001 was 31% greater. Multi-client seismic revenue for the period was $175.0 million, which was 3% less than revenue for the prior year period and reflected the reduction in multi-client investment levels and associated pre-funding revenue. Late sales for the nine months ended September 30, 2001 were 17% greater than late


--------------------------------------------------------------------------------
sales for the prior year period, with sales from the North Sea and West African regions contributing the greatest increases. Multi-client seismic revenue for the nine months ended September 30, 2001 carried an average amortization rate of 63%, compared to 57% for the nine months ended September 30, 2000.

         Total operating profit for the nine months ended September 30, 2001 was $43.5 million, which was 16% greater than operating profit for the comparable prior year period. Operating profit margin for the nine months ended September 30, 2001 was 10%, compared to 11% for the nine months ended September 30, 2000, and reflected the higher multi-client amortization rate.

REVIEW OF PRODUCTION OPERATIONS

         For the third quarter, Production Operations revenue totaled $121.6 million, which was 3% less than revenue for the 2000 third quarter and 10% greater than revenue for the 2001 second quarter. The revenue increase over the 2001 second quarter was attributable in part to the Petrojarl Foinaven and the Petrojarl I; both FPSO vessels completed their upgrades and resumed production during the third quarter. Since these FPSO vessels operated for only a portion of the third quarter, the revenue contribution for this period was 16% less than the revenue contribution for the 2000 third quarter. However, a partially offsetting effect was provided by the Ramform Banff, which contributed 18% more revenue in the 2001 third quarter than in the 2000 third quarter (when production was suspended to begin that FPSO upgrade).

         The Petrojarl Foinaven upgrade increased the maximum throughput capacity from 144,000 to 180,000 barrels of liquid per day. Since a significant component of PGS' compensation from the Foinaven field includes a per-barrel tariff, the increased capacity is expected to provide direct, incremental benefits to PGS' profitability. The Petrojarl I upgrade included work to qualify the FPSO vessel for a lifetime extension of 15-20 years under Norwegian Shelf conditions, to enable gas injection capabilities and to improve its water injection capabilities. With its fifteen years of proven experience in the North Sea and the high barriers to entry in the Norwegian Continental Shelf, the upgraded Petrojarl I is now well-positioned to compete for another fifteen years of production contracts.

         For the nine months ended September 30, 2001, Production Operations revenue totaled $325.8 million, which was 7% less than revenue for the prior year period due to the progress of the various FPSO upgrades during 2001:
Ramform Banff was undergoing a performance upgrade during the first quarter; the Petrojarl Foinaven undertook a production capacity upgrade during portions of the second and third quarters; and the Petrojarl I was upgrading its process capability and performing regular class work maintenance during the first eight months.

         Third quarter operating profit (before unusual items) from Production Operations was $22.3 million, which was 35% less than operating profit for the 2000 third quarter and 10% greater than operating profit for the 2001 second quarter. Production Operations operating profit margin (before unusual items) for the third quarter was 18%, compared to 27% for the 2000 third quarter and consistent with 18% for the 2001 second quarter. These Production Operations operating profit statistics reflected the completion of the Petrojarl Foinaven and Petrojarl I upgrades and their return to production during the 2001 third quarter.

         Production Operations operating profit (before unusual items) for the nine months ended September 30, 2001 was $60.9 million, which was 26% less than operating profit for the prior year period. Production Operations operating profit margin for the 2001 period was 19%, compared to

--------------------------------------------------------------------------------

24% for the prior year period. As discussed above, the deterioration of these operating profit statistics resulted from PGS' FPSO upgrade activities; PGS expects these statistics to improve in the immediate future.

ATLANTIS INVESTMENT

         In 1995, PGS established Atlantis to create additional value through the deployment of its seismic and reservoir technologies into areas of the world where the oil and gas industry had not intensively applied these technologies. Through its Atlantis investment, PGS acquired interests in several petroleum concessions in the Arabian Gulf and offshore Tunisia. Many of the prospective areas within these concessions have now been overlayed with 3D seismic surveys, shot almost entirely by PGS. Atlantis, together with its partners, has drilled several of its prospects in accordance with the concession agreements and confirmed over 500 billion cubic feet (net interest to Atlantis) of proven and probable gas reserves in the Arabian Gulf and over 20 million barrels (net interest to Atlantis) of proven and probable oil reserves offshore Tunisia and in the Arabian Gulf. Atlantis has signed a heads of agreement to finance the development and sale of its natural gas in the Arabian Gulf and has started development of the reserves. Production of these reserves is expected to commence in early 2003. In Tunisia, Atlantis and its partner have drilled three wells in the Isis oilfield and leased an FPSO vessel to produce the reserves. The FPSO vessel is currently being installed on the Isis field and first oil production is expected by the end of October 2001.

         While Atlantis initially intended to generate and sell prospects within its concessions, market conditions during 1998 and 1999 impeded Atlantis' ability to execute this strategy. Although Atlantis has accumulated a valuable package of exploration and production properties, these properties are not core to PGS' ongoing oilfield service activities. As a result of a strategic decision to divest of non-core assets, PGS began utilizing an international investment bank in late 2000 to assist in the sale of Atlantis. The data room prepared for the Atlantis properties generated significant interest during this past spring, and PGS received multiple, non-binding offers for Atlantis. During the 2001 second quarter, PGS entered into exclusive negotiations with Sinochem (one of the multiple bidders) for the sale of Atlantis and believes that it is now in the final stages of negotiating a binding agreement. Consummation of such a binding agreement is expected to be subject to certain conditions, including the receipt of consents and waivers from governmental authorities and partners. While PGS is confident that the sale will be completed, there is no assurance that a definitive agreement will be reached.

INDUSTRY OUTLOOK

         The market for PGS' services is largely driven by international exploration and production spending by the large independent, major, super-major, and national oil companies. This group of customers has been consolidating for several years and, accordingly, had held back on their international exploration and production spending levels. Much of their exploration and production spending increases during the year 2000 were focused on the North American natural gas market, where PGS has less of a presence. During 2001, many of PGS' customers have re-focused on international exploration and production opportunities. As a result of this shift in focus, PGS has experienced a surge in worldwide geophysical activity, particularly in proprietary seismic surveys around mature reservoirs. This type of reservoir survey requires higher-density acquisition techniques than those available from most seismic contractors, and PGS believes that it has developed several technologies - including Ramform-driven HD3D, proven in a recently completed, record-breaking

--------------------------------------------------------------------------------

North Sea survey - that provide a significant advantage in this marketplace. PGS has participated enthusiastically in the industry rebound.

         However, events originating outside of our industry have created significant uncertainty in the current outlook. In addition to the human toll that was exacted, the tragic events of September 11th have exacerbated a recent weakening in the global economy that could potentially have an adverse impact on our industry. The dynamics of the global oil and gas market could be further unsettled as the political reaction to September 11th may possibly impact the Middle Eastern producing region. Any sustained adverse effects on worldwide oil and gas demand and prices could reduce exploration and development activities and negatively impact our operations.

IMPACT OF DERIVATIVE ACCOUNTING PRINCIPLES

         Like many international companies, PGS has periodically entered into various economic hedging positions in order to protect transactions from foreign exchange volatility. PGS' primary functional currency and its reporting currency are both the US dollar (USD) and most of its debt is denominated in USD; consequently, PGS' USD financial statements are not exposed to large translation gains or losses on changes in the USD/Norwegian kroner (NOK) exchange rate. However, when PGS' USD denominated debt is converted into NOK for Norwegian tax return purposes, unrealized translation gains and losses associated with the USD denominated debt are taxable and deductible, respectively, in Norway.

         In order to mitigate this tax exposure, PGS entered into economic hedging agreements during 1998 and 1999. Effective January 1, 2001, PGS was required to adopt the provisions of Statement of Financial Accounting Standard No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," and reflect the fair value of these hedging instruments in its financial statements. Accordingly, the non-cash charges and gains associated with the fair value changes during 2001 have been recorded in PGS' interim financial statements. In the 2001 third quarter, PGS recast its first quarter financial statements to reflect an adjustment related to the fair value of these instruments as of January 1, 2001. This $17.9 million (net of tax) charge has been included as an unusual item in the results for the nine months ended September 30, 2001, but did not impact the third quarter results. The post-adoption, periodic fair value changes associated with these hedging instruments aggregated to $11.4 million (net of tax) and have been reflected as unusual items for the nine months ended September 30, 2001. The periodic fair value change associated with the third quarter was a $1.0 million (net of tax) benefit.

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services' third quarter earnings conference call is scheduled for October 24, 2001 at 9:30 a.m. Eastern Time. Interested parties may listen to the conference call on Petroleum Geo-Services' web site at www.pgs.com. PGS suggests that you connect with the site at least fifteen minutes prior to the live, listen only audio webcast of the conference call to ensure adequate time for any software download that may be needed to hear the call. There will be a digital replay of the conference call beginning at 11:30 a.m. Eastern Time on the day of the call through October 31, 2001 at +1-800-879-9147 or +1-402-220-5352 for international callers (Passcode: 5665).

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires,

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                                                                          Page 6
processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allows oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies.
FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                     * * * * * * * * * * * * * * * * * * * *

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in, or implied by, such forward-looking statements.

                         - FINANCIAL TABLES TO FOLLOW -





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                                                                          Page 7

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Operations (1)

                                                   Quarter ended                     Nine months ended             Year ended
                                                    September 30,                       September 30,              December 31,
                                         ---------------------------------    ---------------------------------   -------------
(In thousands of dollars,
except for share data)                         2001               2000             2001                 2000          2000
                                         -------------       -------------    -------------       -------------   -------------
 Revenue                                 $     290,002       $     246,880    $     757,070       $     695,999   $     906,233
                                         -------------       -------------    -------------       -------------   -------------

 Cost of sales                                 155,497             109,605          387,007             317,060         423,121
 Depreciation and amortization                  71,319              65,755          206,273             195,441         258,484
 Research and technology costs                     627               1,465            2,818               6,736           6,677
 Selling, general and administrative
  costs                                         18,677              19,695           56,642              57,203          75,938
 Unusual items, net                               (675)(2)              --          (71,870)(3)              --         378,954(4)
                                         -------------       -------------    -------------       -------------   -------------
       Total operating expenses                245,445             196,520          580,870             576,440       1,143,174
                                         -------------       -------------    -------------       -------------   -------------
 Operating profit (loss)                        44,557              50,360          176,200             119,559        (236,941)
 Financial expense, net (5)                    (31,716)            (36,896)         (84,196)           (100,090)       (122,933)
 Other income (loss), net                         (575)              2,902             (255)              8,074          89,734
                                         -------------       -------------    -------------       -------------   -------------
 Income (loss) before income taxes              12,266              16,366           91,749              27,543        (270,140)
 Benefit for income taxes                       (4,844)               (946)         (18,617)            (10,704)        (82,566)
                                         -------------       -------------    -------------       -------------   -------------
       NET INCOME (LOSS)                 $      17,110       $      17,312    $     110,366       $      38,247   $    (187,574)
                                         =============       =============    =============       =============   =============

 Basic earnings (loss) per share         $        0.17       $        0.17    $        1.08       $        0.38   $       (1.84)
                                         =============       =============    =============       =============   =============
 DILUTED EARNINGS (LOSS) PER SHARE       $        0.17       $        0.17    $        1.08       $        0.37   $       (1.84)
                                         =============       =============    =============       =============   =============

 Basic shares outstanding                  103,005,987         102,208,350      102,572,775         101,909,481     102,020,830
                                         -------------       -------------    -------------       -------------   -------------
 Diluted shares outstanding                103,009,900         104,023,809      102,598,903         103,381,447     102,020,830
                                         -------------       -------------    -------------       -------------   -------------

NOTES:

(1) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

(2) Unusual items, net for the quarter ended September 30, 2001 reflects a $1.0 million after-tax benefit for the change in the fair value of economic hedging instruments, in accordance with Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities," as well as $0.3 million in one-time, after-tax costs associated with the rationalization of certain businesses.

(3) Unusual items, net for the nine months ended September 30, 2001 includes an $11.4 million after-tax charge to reflect the fair value of economic hedging instruments as well as a $17.9 million after-tax charge as of January 1, 2001 related to these hedging instruments, in accordance with SFAS No. 133. Unusual items, net also includes a $111.9 million after-tax gain related to the sale of PGS' global Petrobank data management business and related software to Halliburton and the successful resolution of various tax contingencies. These gains were partially offset by $10.4 million in after-tax charges related to reorganization costs, including severance for the departure of several members of management during the period and the expected cost of the resolution of various pending litigation matters.

(4) Unusual items, net for the year ended December 31, 2000 includes the following impairment charges: $166.5 million related to the multi-client library, $148.8 million related to property, equipment and other assets, and $50.5 million related to loss contracts. Unusual items, net for this period also reflects a $13.2 million charge for the net change in fair value of economic hedging instruments.

(5) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 9 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Financial expense, net for the quarters ended September 30, 2001 and 2000, the nine months ended September 30, 2001 and 2000 and the year ended December 31, 2000 includes approximately $3.7 million, $11.3 million and $14.8 million, respectively, in minority interest related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at a rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2000, the trust held $148.2 million principal amount of such debentures.

                           Petroleum Geo-Services ASA
                         Consolidated Balance Sheets (1)

                                                                                            September 30,    December 31,
(In thousands of dollars, except for share data)                                                2001              2000
                                                                                            -------------    -------------
 ASSETS
 Cash and cash equivalents                                                                  $      82,500    $     145,215
 Accounts receivable, net                                                                         316,660          253,410
 Other current assets                                                                             101,021           90,030
                                                                                            -------------    -------------
      Total current assets                                                                        500,181          488,655
 Multi-client library, net                                                                        943,039          847,102
 Property and equipment, net                                                                    2,451,811        2,378,500
 Goodwill and other long-term assets, net                                                         587,105          578,134
                                                                                            -------------    -------------
      TOTAL ASSETS                                                                          $   4,482,136    $   4,292,391
                                                                                            =============    =============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and
      capital lease obligations                                                             $     243,519    $      23,892
 Accounts payable and accrued expenses                                                            296,997          308,982
 Income taxes payable                                                                              27,894           77,464
                                                                                            -------------    -------------
      Total current liabilities                                                                   568,410          410,338
 Long-term debt and capital lease obligations                                                   1,865,434        2,171,981
 Other long-term liabilities                                                                       75,723           78,471
 Deferred income taxes                                                                            131,760           96,260
                                                                                            -------------    -------------
      Total liabilities                                                                         2,641,327        2,757,050
                                                                                            -------------    -------------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities (4)                                                            140,852          140,050
 Mandatorily redeemable cumulative preferred stock related to multi-client securitization         186,550               --
 Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding 103,345,987 and
         102,347,987 shares at September 30, 2001 and
         December 31, 2000, respectively                                                           71,089           70,542
      Additional paid-in capital                                                                1,224,386        1,215,884
      Retained earnings                                                                           250,177          139,811
      Accumulated other comprehensive loss                                                        (32,245)         (30,946)
                                                                                            -------------    -------------
      Total shareholders' equity                                                                1,513,407        1,395,291
                                                                                            -------------    -------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            $   4,482,136    $   4,292,391
                                                                                            =============    =============

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (1)

                                                                          Quarter ended            Nine months ended     Year ended
                                                                          September 30,              September 30,      December 31,
                                                                      ----------------------    ----------------------  -----------
(In thousands of dollars)                                               2001          2000          2001        2000         2000
                                                                      ---------    ---------    ---------    ---------    ---------
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                               $  17,110    $  17,312    $ 110,366    $  38,247    $(187,574)
      Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
         Depreciation and amortization charged to expense                71,319       65,755      206,273      195,441      258,484
         Non-cash unusual items and gain on sale of subsidiary, net          --           --     (122,351)          --      321,070
         Provision (benefit) for deferred income taxes                   (7,660)        (946)      28,128      (10,704)    (139,182)
         Working capital changes and other items                        (44,144)     (49,917)    (106,679)    (153,900)     (77,275)
                                                                      ---------    ---------    ---------    ---------    ---------
      Net cash provided by operating activities                          36,625       32,204      115,737       69,084      175,523
                                                                      ---------    ---------    ---------    ---------    ---------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                                (45,804)     (60,774)    (170,929)    (194,200)    (270,241)
      Capital expenditures                                              (37,208)     (18,128)    (206,893)     (53,052)    (126,883)
      Sale of investment in affiliated company                               --           --           --           --      150,508
      Sale of subsidiary                                                     --           --      175,000           --           --
      Other items, net                                                  (14,768)      (3,369)     (18,828)     (10,241)     (12,086)
                                                                      ---------    ---------    ---------    ---------    ---------
      Net cash (used in) investing activities                           (97,780)     (82,271)    (221,650)    (257,493)    (258,702)
                                                                      ---------    ---------    ---------    ---------    ---------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of long-term debt                           --           --           --      223,845      223,845
      Net proceeds from issuance of  preferred stock                         --           --      239,271           --           --
      Redemption of preferred stock                                     (27,566)          --      (54,926)          --           --
      Net increase (decrease) in revolving and short-term debt           62,029       63,843      (76,697)     (20,070)     (34,409)
      Other items, net                                                   (7,459)      (1,732)     (64,385)     (17,092)     (23,865)
                                                                      ---------    ---------    ---------    ---------    ---------
      Net cash provided by financing activities                          27,004       62,111       43,263      186,683      165,571
                                                                      ---------    ---------    ---------    ---------    ---------
      Effect of exchange rate changes in cash and cash equivalents          107          (52)         (65)        (207)        (221)
      Net (decrease) increase in cash and cash equivalents              (34,044)      11,992      (62,715)      (1,933)      82,171
      Cash and cash equivalents at beginning of period                  116,544       49,119      145,215       63,044       63,044
                                                                      ---------    ---------    ---------    ---------    ---------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $  82,500    $  61,111    $  82,500    $  61,111    $ 145,215
                                                                      =========    =========    =========    =========    =========

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    PETROLEUM GEO-SERVICES ASA
                                                    --------------------------
                                                          (Registrant)


                                                    By: /s/ William E. Harlan
                                                        ------------------------
                                                            William E. Harlan
                                                         Vice President, Chief
                                                          Accounting Officer
                                                             and Controller


Date:    November 1, 2001